UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

WIDEOPENWEST, INC.

(Name of the Issuer)

WideOpenWest, Inc.
Bandit Parent, LP
Bandit Merger Sub, Inc.

Crestview Partners III GP, L.P.

Crestview W1 TE Holdings, LLC
Crestview W1 Holdings, L.P.
Crestview W1 Co-Investors, LLC
Crestview Advisors, L.L.C.

Brian P. Cassidy

Daniel G. Kilpatrick

Barry S. Volpert

(Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

96758W101
(CUSIP Number of Class of Securities)

Teresa Elder Chief Executive Officer WideOpenWest, Inc. 7887 East Belleview Avenue, Suite 1000 Englewood, Colorado 80111 Tel: (720) 479-3500	Bandit Parent, LP Bandit Merger Sub, Inc. c/o DigitalBridge Investments, LLC 750 Park of Commerce Drive, Suite 210 Boca Raton, Florida 33487 Tel: (561) 570-4644

Crestview Partners III GP, L.P.

Crestview W1 TE Holdings, LLC

Crestview W1 Holdings, L.P.

Crestview W1 Co-Investors, LLC

Crestview Advisors, L.L.C.

Brian P. Cassidy

Daniel G. Kilpatrick

Barry S. Volpert

c/o Crestview Advisors
590 Madison Avenue, 42nd Floor
New York, New York 10022
Tel: (212) 906-0788

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Adam O. Emmerich Jenna E. Levine Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Tel: (212) 403-1000	Gabriel Silva Christopher May Ana Sanchez Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 Tel: (212) 455-2000	Michael Davis Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Tel: (212) 450-4000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (“Amendment No. 3”) to the Transaction Statement on Schedule 13E-3 (as amended by Amendment No. 1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 15, 2025, Amendment No. 2 filed with the SEC on October 27, 2025 and this Amendment No. 3 filed on the date hereof, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) WideOpenWest, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share (the “Company Common Stock”) that is the subject of the Rule 13e-3 transaction; (2) Bandit Parent, LP (“Parent”), a Delaware limited partnership formed to effect the acquisition of the Company; (3) Bandit Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned indirect subsidiary of Parent (together with Parent, the “Parent Entities”); (4) Crestview Partners III GP, L.P., a Cayman Islands limited partnership (“Crestview”); (5) each of the following entities (each, a “Crestview Rolling Stockholder,” and collectively, the “Crestview Rolling Stockholders”): (a) Crestview Advisors, L.L.C., a Delaware limited liability company (“Crestview Advisors”), (b) Crestview W1 TE Holdings, LLC, a Delaware limited liability company, (c) Crestview W1 Holdings, L.P., a Delaware limited partnership, and (d) Crestview W1 Co-Investors, LLC, a Delaware limited liability company; and (6) Brian P. Cassidy, Daniel G. Kilpatrick, and Barry S. Volpert (each, an “Individual Rolling Stockholder,” and collectively, the “Individual Rolling Stockholders”).

This Transaction Statement relates to that Agreement and Plan of Merger, dated August 11, 2025 (including all exhibits and documents attached thereto, and as it may be amended, supplemented or modified, from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will merge with and into the Company, with the Company surviving the merger as an indirect wholly owned subsidiary of Parent (the “Merger”). In connection with the Merger Agreement, (1) DigitalBridge Partners III, L.P. has entered into a limited guarantee (the “Parent Limited Guarantee”) with the Company with respect to the payment of a termination fee that may be payable by Parent to the Company under the Merger Agreement, as well as certain reimbursement obligations that may be owed by Parent pursuant to the Merger Agreement, in each case, subject to the terms of the Merger Agreement and the Parent Limited Guarantee; and (2) Crestview Partners III, L.P. has entered into a limited guarantee (the “Crestview Limited Guarantee”) with Parent with respect to the payment of a termination fee that may be payable by Parent to the Company under the Merger Agreement, as well as certain reimbursement obligations that may be owed by Parent pursuant to the Merger Agreement, in each case, subject to the terms of the Merger Agreement and the Crestview Limited Guarantee.

At the effective time of the Merger (the “Effective Time”), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and the Dissenting Shares (each, as defined below)), will be cancelled and automatically converted into the right to receive cash in an amount equal to $5.20 per share, without interest (the “Merger Consideration”), subject to any applicable withholding taxes. As a result of the Merger, the Company will cease to be listed on the New York Stock Exchange and registration of the Company Common Stock under the Exchange Act will be terminated.

The “Excluded Shares” consist of: (i) any shares of Company Common Stock that are owned by the Company as treasury stock or otherwise; (ii) any shares of Company Common Stock that are owned by Parent or Merger Sub, including any Rollover Shares (as defined below); and (iii) any shares that are owned by any direct or indirect wholly owned subsidiary of the Company; in each case, that are issued and outstanding immediately prior to the Effective Time. The “Dissenting Shares” consist of all shares of Company Common Stock that are issued and outstanding as of immediately prior to the Effective Time (other than the Excluded Shares) that are held by the Company stockholders who are entitled to demand appraisal and who have properly exercised appraisal rights with respect thereto in accordance with, and who have complied with Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) with respect to any such shares of Company Common Stock held by any such holder and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under Section 262 of the DGCL.

In connection with execution and delivery of the Merger Agreement, and as a condition and inducement to Parent’s and the Company’s willingness to enter into the Merger Agreement, the Crestview Rolling Stockholders and the Individual Rolling Stockholders (the Individual Rolling Stockholders, together with the Crestview Rolling Stockholders, each a “Rollover Stockholder,” and collectively, the “Rollover Stockholders”) entered into the Voting, Support and Rollover Agreement, dated August 11, 2025, by and among the Company, Parent, the Rollover Stockholders and Crestview, in its capacity as the representative of the Rollover Stockholders) (the “Rollover Agreement”), pursuant to which, among other things, such Rollover Stockholders agreed (1) to vote all of their respective shares of Company Common Stock (including vested shares and restricted shares held by such Rollover Stockholders) in favor of the proposal to adopt the Merger Agreement and the other proposals to be presented at the Special Meeting, subject to the terms and conditions contained in the Rollover Agreement, subject to certain terms and conditions contained in the Rollover Agreement; (2) to not transfer or encumber any of their respective shares of Company Common Stock while the Rollover Agreement is in effect; (3) to not acquire any additional shares of the Company Common Stock; and (4) to not take any actions that any Rollover Stockholder or its affiliates is prohibited from taking with respect to Alternative Proposals (as defined in and more fully described in the Company’s definitive proxy statement filed under Regulation 14A of the Exchange Act with the SEC on October 27, 2025 (the “Proxy Statement”) under the section captioned “The Merger Agreement—Solicitations of Other Offers.”). In addition, pursuant to the Rollover Agreement, (a) immediately prior to the Effective Time, each of the Individual Rolling Stockholders will, among other things, through a series of related transactions, contribute the shares of Company Common Stock (including any Crestview Restricted Shares) that each Individual Rolling Stockholder respectively owns to Crestview Advisors in exchange for equity interests in Crestview Advisors (the “Individual Contribution and Exchange”); (b) immediately following the Individual Contribution and Exchange and immediately prior to the Effective Time, each of the Crestview Rolling Stockholders will contribute all of the shares of Company Common Stock it respectively owns, including as a result of the Individual Contribution and Exchange (the “Rollover Shares”) to Merger Sub, an indirect wholly owned subsidiary of Parent, in exchange for equity interests in Bandit Holdco Inc., Inc., a wholly owned subsidiary of Parent (“HoldCo,” and such equity interests, the “Holdco Shares”), and such contribution and exchange, the “Initial Contribution and Exchange”); (c) immediately following the Initial Contribution and Exchange and immediately prior to the Effective Time, each Crestview Rollover Stockholder shall contribute all of the HoldCo Shares it respectively owns as a result of the Initial Contribution and Exchange to Parent, in exchange for equity interests in Parent. The Rollover Shares to be contributed by the Rollover Stockholders will consist of all shares of Company Common Stock (including vested shares and restricted shares held by each Individual Rolling Stockholder) held by each Rollover Stockholder immediately prior to the Effective Time.

The board of directors of the Company (the “Board”) established a special committee of the Board composed entirely of independent directors who are independent of Crestview and DigitalBridge Investments, LLC (“DigitalBridge”) and who are disinterested in the Merger (the “Special Committee”) to, among other things, evaluate and make recommendations to the Board regarding proposals relating to the potential acquisition of the Company by potential counterparties. The Special Committee, as more fully described in the Proxy Statement, evaluated the Merger, with the assistance of its own independent financial and legal advisors. After careful consideration, the Special Committee, pursuant to resolutions adopted at a meeting of the Special Committee held on August 11, 2025, unanimously (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Company and its stockholders, excluding those shares of Company Common Stock held, directly or indirectly, by or on behalf of (a) Parent and the Rollover Stockholders, or their respective investment fund affiliates and associates (within the meaning of Rule 12b-2 of the Securities Act of 1934, as amended (the “Exchange Act”)) and portfolio companies majority owned by such investment fund affiliates and (b) any person that the Company has determined to be an “officer” of the Company within the meaning of Rule 16a-1(f) of the Exchange Act (the “Unaffiliated Company Stockholders”), which group the Special Committee considered to be situated substantially similarly to, and include, the Company’s “unaffiliated security holders” (as defined in Rule 13e-3(a)(4) (“Rule 13e-3”) under the Exchange Act), (2) recommended to the Board that it approve the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and (3) resolved to recommend that the Unaffiliated Company Stockholders adopt the Merger Agreement.

The Board (acting upon the recommendation of the Special Committee), by unanimous vote of the Company’s directors, (1) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, (2) approved the execution, delivery and performance of the Merger Agreement and the consummation of the Merger and any other transactions contemplated thereby upon the terms and subject to the conditions contained in the Merger Agreement, (3) directed that the Merger Agreement be submitted to the Company’s stockholders for their adoption and (4) resolved to recommend that the Company’s stockholders vote to approve the Merger Agreement, in each case on the terms and subject to the conditions set forth in the Merger Agreement. In addition, the Company Board, on behalf of the Company, believes that the Merger Agreement and the transactions contemplated by the Merger Agreement are fair to the Company’s “unaffiliated security holders” (as defined in Rule 13e-3).

The Company previously filed with the SEC under Regulation 14A of the Exchange Act the Proxy Statement, pursuant to which the Company solicited proxies from the Company’s stockholders in connection with the Merger. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A. A copy of the Rollover Agreement is attached to the Proxy Statement as Annex C. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

The information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

SCHEDULE 13E-3 ITEMS

Item 15.	Additional Information

(c) Other material information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On December 3, 2025, at the Special Meeting, the Company’s stockholders voted to (1) approve the Merger Proposal and (2) approve, on a non-binding, advisory basis, the Compensation Proposal. In light of the approval of the Merger Proposal, the Adjournment Proposal was rendered moot and was not presented at the Special Meeting.

The Merger Proposal was approved by the affirmative vote of the holders of a majority of the issued and outstanding shares of Company Common Stock entitled to vote thereon. Each share of Company Common Stock owned as of the close of business on the Record Date was entitled to one vote on each matter submitted for a vote at the Special Meeting.

The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

The following exhibits are filed herewith:

16(a)(2)(i) Definitive Proxy Statement of WideOpenWest, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed on October 27, 2025 and incorporated herein by reference).

16(a)(2)(ii) Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iii) Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(iv) Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

16(a)(2)(v) Frequently Asked Questions, dated August 12, 2025 (included in Schedule 14A filed on August 12, 2025 and incorporated herein by reference).

16(a)(2)(vi) Email to Employees, dated August 12, 2025 (included in Schedule 14A filed on August 12, 2025 and incorporated herein by reference).

16(a)(2)(vii) Video Message to Employees, dated August 13, 2025 (included in Schedule 14A filed on August 13, 2025 and incorporated herein by reference).

16(a)(2)(viii) Current Report on Form 8-K, dated August 14, 2025 (included in Form 8-K filed on August 14, 2025 and incorporated herein by reference).

16(a)(2)(ix) Email to Employees, dated August 15, 2025 (included in Schedule 14A filed on August 18, 2025 and incorporated herein by reference).

16(a)(2)(x) Communication on the Company’s Intranet Page, dated September 25, 2025 (included in Schedule 14A filed on September 26, 2025 and incorporated herein by reference).

16(a)(2)(xi) Communication to the Company’s Employees, dated October 28, 2025 (included in Schedule 14A filed on October 28, 2025 and incorporated herein by reference).

16(a)(2)(xii) Communication to the Company’s Employees, dated November 3, 2025 (included in Schedule 14A filed on November 3, 2025 and incorporated herein by reference).

16(a)(2)(xiii) Communication to the Company’s Employees, dated November 13, 2025 (included in Schedule 14A filed on November 13, 2025 and incorporated herein by reference).

16(a)(2)(xiv) Current Report on Form 8-K, dated November 24, 2025 (included in Form 8-K filed on November 25, 2025 and incorporated herein by reference).

16(c)(i) Opinion of Centerview Partners LLC to the Special Committee of the Board of Directors of WideOpenWest, Inc., dated August 11, 2025 (included as Annex B to the Proxy Statement and incorporated herein by reference).

16(c)(ii) Discussion materials prepared by Centerview Partners LLC, dated July 1, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(iii) Discussion materials prepared by Centerview Partners LLC, dated August 9, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(iv) Discussion materials prepared by Centerview Partners LLC, dated August 19, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(v) Discussion materials prepared by Centerview Partners LLC, dated October 16, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(vi) Discussion materials prepared by Centerview Partners LLC, dated November 25, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(vii) Discussion materials prepared by Centerview Partners LLC, dated December 16, 2024, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(viii) Discussion materials prepared by Centerview Partners LLC, dated February 13, 2025 for the Special Committee of the Board of Directors of WideOpenWest, Inc.*

16(c)(ix) Discussion materials prepared by Centerview Partners LLC, dated May 30, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.*

16(c)(x) Discussion materials prepared by Centerview Partners LLC, dated May 30, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(c)(xi) Discussion materials prepared by Centerview Partners LLC, dated August 5, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.*

16(c)(xii) Discussion materials prepared by Centerview Partners LLC, dated August 10, 2025, for the Special Committee of the Board of Directors of WideOpenWest, Inc.

16(d)(i) Agreement and Plan of Merger, dated as of August 11, 2025, by and among the WideOpenWest, Inc., Bandit Parent, LP and Bandit Merger Sub, Inc. (included as Annex A to the Proxy Statement and incorporated herein by reference).

16(d)(ii) Rollover Agreement, dated as of August 11, 2025, by and among WideOpenWest, Inc., Bandit Parent, LP, Crestview Advisors, L.L.C., Crestview W1 TE Holdings, LLC, Crestview W1 Holdings, L.P., Crestview W1 Co-Investors, LLC, Brian Cassidy, Daniel Kilpatrick, Barry Volpert and Crestview Partners III GP, L.P., as Stockholders Representative (included as Annex C to the Proxy Statement and incorporated herein by reference).

16(d)(iii) Limited Guarantee, dated August 11, 2025, delivered by DigitalBridge Partners III, LP in favor of WideOpenWest, Inc.

16(d)(iv) Limited Guarantee, dated August 11, 2025, delivered by Crestview Partners III, L.P. in favor of Bandit Parent, LP.

16(d)(v) Equity Commitment Letter, dated August 11, 2025, by and between DigitalBridge Partners III, LP and Parent (incorporated herein by reference to Exhibit 99.5 of the Schedule 13D/A filed by Crestview and each of the Crestview Rolling Stockholders on August 13, 2025).

16(d)(vi) Amended and Restated Joint Bidding and Cost Sharing Agreement, dated August 11, 2025, by and among DigitalBridge Investments, LLC, DB Bandit Holdings, LP, Parent, Crestview, the Crestview Rolling Stockholders, and solely for purposes of Section 21 therein, DigitalBridge Partners III, LP (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D/A filed by Crestview and each of the Crestview Rolling Stockholders on August 13, 2025).

16(f) Section 262 of the Delaware General Corporation Law (included as Annex D to the Proxy Statement and incorporated herein by reference).

107 Filing Fee Table.

*	Certain portions of this exhibit have been redacted and separately filed with the SEC pursuant to a request for confidential treatment.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2025

WIDEOPENWEST, INC.

By:	/s/ Teresa Elder
	Name:	Teresa Elder
	Title:	Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2025

BANDIT PARENT, LP
By: Bandit Parent GP, LLC, its general partner

By:	/s/ Jonathan Friesel
	Name:	Jonathan Friesel
	Title:	Vice President

BANDIT MERGER SUB, INC.

By:	/s/ Jonathan Friesel
	Name:	Jonathan Friesel
	Title:	Vice President

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2025

Barry S. Volpert

By:	/s/ Barry S. Volpert
	Name:	Barry S. Volpert

Daniel G. Kilpatrick

By:	/s/ Daniel G. Kilpatrick
	Name:	Daniel G. Kilpatrick

Brian P. Cassidy

By:	/s/ Brian P. Cassidy
	Name:	Brian P. Cassidy

Crestview Partners III GP, L.P.

By: Crestview, L.L.C., its general partner

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer

CRESTVIEW ADVISORS, L.L.C.

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer

CRESTVIEW W1 TE HOLDINGS, LLC

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer

CRESTVIEW W1 HOLDINGS, L.P.

By: Crestview W1 GP, LLC, its general partner

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer

CRESTVIEW W1 CO-INVESTORS, LLC

By:	/s/ Poojitha Mantha
	Name:	Poojitha Mantha
	Title:	Chief Compliance Officer